October 4, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, DC  20549

Attn: Sara Kalin

Re:

Key Consumer Receivables LLC (the “Registrant”) Registration

Statement on Form S-3, File No. 333-135860

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 5:00 p.m., Eastern Standard Time, on Friday October 6, 2006, or as soon as thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Key Consumer Receivables LLC, as Registrant

By: __/s/ Richard Hawrylak_______

Name: Richard Hawrylak

Title: Secretary